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January 16, 2007	Alan Talkington
(415) 773-5762
atalkington@orrick.com

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:        Phoenix Technologies Ltd.—Preliminary Amended Proxy Statement (PREC14A)

Ladies and Gentlemen:

On behalf of Phoenix Technologies Ltd. (the “Company”), in connection with the Company’s 2007 Annual Meeting of Stockholders, we hereby submit for filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement, initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2007. Amendment No. 1 is being filed with the Commission via Edgar on the date hereof in order to revise the Commission form type within the submission information header from “PRE 14A” to “PREC 14A,” to add certain disclosure required under Item 4(b) and Item 5(b) of Schedule 14A, and to update certain other facts set forth therein.

The Company has filed its Proxy Statement in connection with its 2007 Annual Meeting of Stockholders in preliminary form only because these proxy materials contain references to a potential solicitation in opposition by various persons and entities affiliated with Starboard Value and Opportunity Master Fund Ltd. with respect to the election of directors at the 2007 Annual Meeting.

The Company desires to mail definitive proxy solicitation materials to the Company’s stockholders on or about January 22, 2007, which is the tenth day after the Preliminary Proxy Statement was initially filed with the Commission, and to hold its 2007 Annual Meeting on February 14, 2007.

Should you require additional information or clarification with respect to this letter or the Company’s Preliminary Proxy Statement please contact me at (415) 773-5762.

Very truly yours,

/s/ Alan Talkington

Alan Talkington